Ann P. Daiss Comptroller and Chief Accounting Officer	Southern Company Bin 10137 241 Ralph McGill Boulevard NE Atlanta, Georgia 30308 Tel 404.506.6766 Fax 404.506.4310 apdaiss@southernco.com

July 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Ms. Jennifer Thompson
Accounting Branch Chief

Re:	The Southern Company
Form 10-K for the Fiscal Year Ended December 31, 2013 (“Form 10-K”)
Filed February 27, 2014
File No. 1-03526

Dear Ms. Thompson:
The following are the responses of The Southern Company (“Southern Company” or the “Company”) to the comments on the Form 10-K, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated July 1, 2014. We are submitting this letter on behalf of Southern Company, and the terms “we,” “us,” and “our” in the following responses refer to Southern Company and, as applicable, Alabama Power Company (“Alabama Power”) and Mississippi Power Company (“Mississippi Power”). As applicable, Southern Company intends to reflect these responses to the Staff’s comments in all future filings.
Capitalized terms used herein but not otherwise defined have the meanings set forth in the Form 10-K.

Securities and Exchange Commission
July 14, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-11
Non-Nuclear Outage Accounting Order, page II-28
SEC COMMENT:

1.
We note your disclosure that you will defer an estimated $78 million in operations and maintenance costs over an extended three-year recovery period beginning in 2015. Explain to us how the anticipated deferred recovery of operating and maintenance costs impacts your assessment and application of regulatory accounting under ASC 980-10-15-2(b). In this regard, tell us about the specific costs that are being deferred. Explain how your current rate structure and revenue requirements are based on current cost of service and what necessitated the petition that will prolong the deferral of these operating and maintenance costs. Lastly, explain how these costs will qualify for deferral as a regulatory asset. Refer to ASC 980-340-25-1.

SOUTHERN COMPANY RESPONSE:
Alabama Power has met the following criteria under ASC 980-10-15-21:

(a)	Rates are set by an independent third-party regulator

(b)	Rates are designed to recover costs

(c)	Rates can be charged to and collected from customers

Alabama Power’s Rate Stabilization and Equalization Plan (“Rate RSE”) as authorized by the Alabama Public Service Commission (“PSC”) is the backbone of Alabama Power’s rate structure. Rate RSE is designed to lessen the size and frequency of rate increases for retail customers in any individual year, while permitting Alabama Power to fully recover its cost of service, through the operation of a filed and approved formulary rate mechanism to achieve the weighted cost of equity range authorized by the Alabama PSC. As disclosed in MANAGEMENT’S DISCUSSION AND ANALYSIS - FUTURE EARNINGS POTENTIAL - “PSC Matters - Alabama Power” in the Form 10-K, Rate RSE adjustments are based on forward-looking information for the applicable upcoming calendar year. At year end, actual results are incorporated into the formulary Rate RSE, which is submitted to the Alabama PSC for its review in accordance with the rate requirements.
Alabama Power incurs costs associated with planned maintenance outages at its generating units. Major components of these costs include maintenance and repairs of boiler components, turbines, generators, pumps, valves, and other major equipment.

______________________
1 ASC 980-10-15-2(b) states “The regulated rates are designed to recover the specific entity's costs of providing the regulated services or products. This criterion is intended to be applied to the substance of the regulation, rather than its form.”

Securities and Exchange Commission
July 14, 2014

Such maintenance and repair amounts would be expensed as incurred absent a regulatory order to defer.
On August 13, 2013, the Alabama PSC approved Alabama Power’s petition requesting authorization to defer to a regulatory asset account certain operations and maintenance expenses associated with planned outages at non-nuclear generation facilities in 2014 (the “2013 APSC Order”), the recovery of which otherwise would have created upward pressure on rates in 2014. This petition was made in accordance with Alabama Power’s agreement with the Alabama PSC to develop a plan to keep Rate RSE factors unchanged in 2014. Specifically, the 2013 APSC Order states that “... Alabama Power is authorized to establish a regulatory asset account on its balance sheet in which [Alabama Power] will record the described operation and maintenance expenses for 2014 [the period in which the costs are incurred], with the balance of the account to be amortized over a three-year period beginning in 2015 [the future period].” As such, the deferred recovery of these costs is consistent with ASC 980-10-15-2(b).
The formulary design of Rate RSE meets the criteria of ASC 980-10-15-2(b) as it is designed to permit Alabama Power to recover all costs associated with providing electric service. In addition, these outage costs qualify for deferral as a regulatory asset under the criteria in ASC 980-340-25-1 based on the following: (1) the Alabama PSC’s specific authorization to defer, (2) Alabama Power’s conclusion that recovery of these amounts through future rates was and continues to be probable, and (3) the 2015-2017 rate recovery of the specific operation and maintenance costs that have been, or will be, incurred in 2014, meeting the requirement of a “previously incurred cost.”
Accounting Policies, page II-31
Application of Critical Accounting Policies and Estimates, page II-31
Kemper IGCC Estimated Construction Costs, Project Completion Date, and Rate Recovery, page II-33
SEC COMMENT:

2.
We note that you recognized pretax charges of $1.2 billion in fiscal 2013 related to Kemper IGCC. We also note the additional $380 million pretax charge recorded in the first quarter of fiscal 2014 related Kemper IGCC. Since it appears the cost estimates related to the building of Kemper IGCC are volatile because of the use of “first-in-kind-technology” and further changes in cost estimates could be significant and are subject to judgment, please disclose in further detail the costs that could change along with a corresponding sensitivity analysis expanding upon the potential magnitude or range of additional charges that could develop through the completion of the project, in the discussion of your critical accounting policies.

Securities and Exchange Commission
July 14, 2014

SOUTHERN COMPANY RESPONSE:
In the Form 10-K and its first quarter 2014 Form 10-Q (the “Form 10-Q”), Southern Company included extensive disclosures regarding the risks associated with the construction of the Kemper IGCC. In each of these filings, Southern Company disclosed the volatility Mississippi Power had experienced in the construction cost estimate and the most significant factors identified by management that may result in further changes to the cost estimate.
With respect to volatility in the estimate, Southern Company provided disclosures in the Form 10-K and the Form 10-Q that highlighted the charges incurred through 2013 and the additional charges incurred in the first quarter 2014 as a result of changes in the estimate. These disclosures are contained in:

•	MANAGEMENT’S DISCUSSION AND ANALYSIS - RESULTS OF OPERATIONS - “Estimated Loss on Kemper IGCC;”

•	MANAGEMENT’S DISCUSSION AND ANALYSIS - FUTURE EARNINGS POTENTIAL - “Construction Program;”

•	MANAGEMENT’S DISCUSSION AND ANALYSIS - ACCOUNTING POLICIES - “Application of Critical Accounting Policies and Estimates;” and

•	Notes to the financial statements under “Integrated Coal Gasification Combined Cycle - Kemper IGCC Schedule and Cost Estimate.”

In addition, in the “Overview” section of MANAGEMENT’S DISCUSSION AND ANALYSIS, Southern Company described the impact these charges had on earnings per share, a key performance indicator. Finally, the disclosures in Note 13 to the financial statements in the Form 10-K under “Quarterly Financial Information (Unaudited)” show the quarterly volatility in earnings that occurred in 2013 as compared to the prior year as a result of the Kemper IGCC charges.
Southern Company’s existing financial statement footnote and critical accounting estimate disclosures provide the most significant factors identified by management that may cause further material changes to the cost estimate for the Kemper IGCC. Southern Company’s most recent disclosures identified eight factors:

•	labor costs and productivity;

•	adverse weather conditions;

•	shortages and inconsistent quality of equipment, materials, or labor;

•	contractor or supplier delay;

•	non-performance under construction or other agreements;

•	operational performance;

•	start-up activities for this first of a kind technology, including major equipment failure, system integration, and operations; and

•	unforeseen engineering problems.

Securities and Exchange Commission
July 14, 2014

See MANAGEMENT’S DISCUSSION AND ANALYSIS - ACCOUNTING POLICIES - “Application of Critical Accounting Policies and Estimates - Kemper IGCC Estimated Construction Costs, Project Completion Date, and Rate Recovery” and the notes to the financial statements under “Integrated Coal Gasification Combined Cycle - Kemper IGCC Schedule and Cost Estimate” in the Form 10-Q. The financial statement footnote disclosures in the Form 10-Q indicate that these factors also could impact the projected in-service date for the Kemper IGCC and that additional costs of approximately $25 million per month are estimated with respect to any extension of that date. Southern Company has refined these disclosures throughout the construction period as additional factors have been identified or as existing factors have been modified to reflect the current status of the Kemper IGCC.
In future filings, Southern Company will further enhance its existing disclosures relating to the volatility in the cost estimate for the Kemper IGCC and the factors that may result in further changes to the estimate, as appropriate and as consistent with the Staff’s comments and the Commission’s interpretive guidance in Release No. 33-8350 (the “Interpretive Release”). In future filings, Southern Company will include in its critical accounting estimates disclosures regarding not only the aggregate charges incurred with respect to changes in the cost estimate, but also the charges that have been incurred on a quarterly basis to further emphasize the historical volatility in the estimate, consistent with the Commission’s guidance in the Interpretive Release. An example of how these disclosures might read is as follows:
“Southern Company has experienced, and may continue to experience, material volatility in the cost estimate for the Kemper IGCC. As a result of the revisions to the cost estimate, Southern Company recorded total pre-tax charges to income for the estimated probable losses on the Kemper IGCC of $380.0 million ($234.7 million after tax) in the first quarter 2014, in addition to charges of $540.0 million ($333.5 million after tax) in the first quarter 2013, $450.0 million ($277.9 million after tax) in the second quarter 2013, $150.0 million ($92.6 million after tax) in the third quarter 2013, and $40.0 million ($24.7 million after tax) in the fourth quarter 2013. In the aggregate, Southern Company has incurred charges of $1.56 billion ($963.3 million after tax) as a result of changes in the cost estimate for the Kemper IGCC through March 31, 2014.”
In addition, in future filings, Southern Company will continue to identify in its critical accounting estimates and financial statement footnote disclosures the most significant factors that may cause further changes to the cost estimate for the Kemper IGCC. To the extent appropriate, these disclosures will indicate that these factors may impact the projected in-service date and will continue to provide, to the extent reasonably available, the related monthly cost estimate relating to any extension of that date.
Southern Company notes that construction of the Kemper IGCC is nearing completion, and the testing, start-up, and commissioning phase is underway. While cost

Securities and Exchange Commission
July 14, 2014

increases due to construction issues such as weather and productivity currently are not expected to drive further material cost increases, there could be issues discovered during testing, start-up, and commissioning that could materially increase costs. As a result, Southern Company expects that, over time, discussion of the risks associated with construction will decrease, while more detailed disclosures relating to start-up risks may be necessary as those risks evolve. Mississippi Power will continue to assess the Kemper IGCC; Southern Company will include the most significant risks at the time of each future disclosure including, but not limited to, potential start-up risks related to coal feed and coal preparation, gasification, gas cleanup, power generation, and system integration.
Southern Company has considered the Commission’s guidance in Section V of the Interpretive Release (and noted in the Staff’s comments) relating to inclusion of a sensitivity analysis when such an analysis is reasonably available and material to investors. For example, in its financial statement footnote disclosures in the Form 10-Q, Southern Company has included a sensitivity analysis indicating approximately $25 million of additional estimated cost for each month of potential schedule extension (which reflects the estimated cost to maintain the labor force on site). Consistent with the Commission’s guidance in the Interpretive Release, in future filings Southern Company will include this sensitivity analysis in its critical accounting estimate disclosures.
Currently there are numerous factors that could materially impact Mississippi Power’s cost estimate for the Kemper IGCC, including potential issues that may arise during the testing, start-up, and commissioning phase of this first of a kind technology. These potential issues could require additional spending to prepare the Kemper IGCC for reliable operation and/or could further extend the testing period and/or the commercial operation date of the Kemper IGCC. The specific nature and impact, and even the potential cause, of these issues and events cannot be predicted. For example, most, if not all, of the factors that may impact the cost estimate for the Kemper IGCC are of a very different nature - e.g., technology, labor problems, or weather - than those typically discussed in a critical accounting estimates section and that generally permit meaningful sensitivity analysis. As a result, a range of reasonably possible time and cost impacts of each event currently cannot be estimated and cannot support a meaningful sensitivity analysis at this time. However, Southern Company fully appreciates the Commission’s guidance in the Interpretive Release and will, in future filings, provide additional sensitivity analysis regarding the principal factors that may impact the Kemper IGCC cost estimate to the extent it becomes reasonably estimable.
SEC COMMENT:

3.	Explain to us how the imposed cost caps at Kemper impact your assessment and application of regulatory accounting under ASC 980-10-15-2(b).

SOUTHERN COMPANY RESPONSE:
ASC 980-10-15-2(b) sets forth one of the criteria that must be met in order to qualify as a regulated company subject to the accounting requirements of ASC 980,

Securities and Exchange Commission
July 14, 2014

which provides for the matching of costs and revenues as allowed by regulators in the ratemaking process. It requires that “regulated rates are designed to recover the specific entity’s costs of providing the regulated services…[and] is intended to be applied to the substance of the regulation, rather than its form.” Mississippi Power believes that it satisfies the criteria of ASC 980-10-15-2(b), despite the cost cap imposed on the Kemper IGCC by its regulator, the Mississippi PSC, for the following reasons:
(1) Mississippi Power has an exclusive franchise for its retail business, subject to the jurisdiction of the Mississippi PSC, which has broad powers over rates, service regulations, and retail service territories. Costs of Mississippi Power’s retail jurisdiction service are recovered through a variety of forward-looking, cost-based rate mechanisms, including costs of fuel and net purchased energy, environmental compliance, storm damage, and certain other costs as allowed by the Mississippi PSC. Costs not recovered through specific cost recovery mechanisms are recovered through the Performance Evaluation Plan, the mechanism pursuant to which Mississippi Power’s rates are set, as approved by the Mississippi PSC (which is further described in Note 3 to the financial statements in Mississippi Power’s Form 10-K for the fiscal year ended December 31, 2013).
(2) After receiving the required approval from the Mississippi PSC, Mississippi Power started construction of the Kemper IGCC in June 2010 with the expectation that the construction costs would not exceed the construction cost cap and that all costs would be deemed prudent and recoverable. Since that time, a variety of factors has resulted in increases in the construction cost estimate above the construction cost cap set by the Mississippi PSC. Mississippi Power has appropriately accounted for the Kemper IGCC costs in excess of the cost cap by recognizing losses in accordance with ASC 980-360-35. Cost caps and disallowances imposed by the regulator are contemplated within the ASC 980 guidance and do not preclude regulatory accounting treatment.
(3) As reflected in the Company’s disclosures, both Mississippi Power and the Mississippi PSC intend that allowable Kemper IGCC costs will be recovered through cost-based regulated rates after completion of the Kemper IGCC. These disclosures are contained in MANAGEMENT’S DISCUSSION AND ANALYSIS - FUTURE EARNINGS POTENTIAL - “Integrated Coal Gasification Combined Cycle - Rate Recovery of Kemper IGCC Costs” and the notes to the financial statements under “Integrated Coal Gasification Combined Cycle - Rate Recovery of Kemper IGCC Costs” in the Form 10-K and the Form 10-Q.
Significant steps have been taken by Mississippi Power to work with the Mississippi PSC on recovery of the Kemper IGCC costs under a cost-based recovery plan for the amounts within and excluded from the cost cap. On January 24, 2013, Mississippi Power entered into a settlement agreement (the “Settlement Agreement”) with the Mississippi PSC that, among other things, established the process for resolving matters

Securities and Exchange Commission
July 14, 2014

regarding cost recovery related to the Kemper IGCC. Consistent with the terms of the Settlement Agreement, on March 5, 2013, the Mississippi PSC issued an order (the “2013 MPSC Rate Order”) approving retail rate increases related to the Kemper IGCC. Also consistent with the Settlement Agreement, Mississippi Power has filed with the Mississippi PSC a rate recovery plan for the Kemper IGCC, along with a proposed revenue requirement under such plan for the seven year period from 2014 through 2020 (the “Seven-Year Rate Plan”). As discussed in the Company’s response to Comment 5 herein and in the notes to the financial statements under “Integrated Coal Gasification Combined Cycle” in the Form 10-Q, Mississippi Power intends to further revise the Seven-Year Rate Plan.
Further, Mississippi Power’s filings indicate that if the Mississippi PSC does not approve the cost recovery plans, Mississippi Power would seek rate recovery through an alternate means, which could include a traditional rate case. Any such means would also be expected to satisfy the criteria of ASC 980 necessary for Mississippi Power to continue following regulatory accounting.
3. Contingencies and Regulatory Matters, page II-753. Contingencies and Regulatory Matters, page II-75
2013 MPSC Rate Order, page II-87
SEC COMMENT:

4.
We note your disclosure, “On March 5, 2013, the Mississippi PSC issued an order (2013 MPSC Rate Order) approving retail rate increases of 15% effective March 19, 2013 and 3% effective January 1, 2014, which collectively are designed to collect $156 million annually beginning in 2014. Amounts collected through these rates are being recorded as a regulatory liability to be used to mitigate customer rate impacts after the Kemper IGCC is placed in service. As of December 31, 2013, $98.1 million had been collected, with $10.3 million recognized in retail revenues in the statement of income and the remainder deferred in other regulatory liabilities and included in the balance sheet.” Explain to us why a portion of the amount collected was recognized in revenue prior to the plant being placed into service.

SOUTHERN COMPANY RESPONSE:
The amounts recognized in revenue result from $182 million of non-construction work-in-progress (“CWIP”) investments related to the Kemper IGCC, which have been included in rate base. The components of the Kemper IGCC non-CWIP rate base include regulatory assets and liabilities, facilities already in service (transmission lines and substations and the lignite mine), and associated deferred income taxes. The annual rate increase authorized by the 2013 MPSC Rate Order includes Mississippi Power’s equity return on these non-CWIP investments included in rate base, which totaled $10.3 million in 2013 and was appropriately recognized as revenue.

Securities and Exchange Commission
July 14, 2014

SEC COMMENT:

5.
Explain to us and disclose how the loss of tax benefits associated with bonus depreciation will affect your ability to recover your forecasted operating costs of Kemper IGCC. In this regard, we note your disclosure in your March 31, 2014 Form 10-Q with regard to Mississippi Power plans to further revise the seven year rate plan and how such tax benefits were initially reflected in the original seven year rate plan. Explain how any revisions to the rate plan will impact your ability to fully recover your anticipated operating costs.

SOUTHERN COMPANY RESPONSE:
The revenue requirements set forth in the Seven-Year Rate Plan described in the Company’s response to Comment 3 herein assume the utilization of bonus depreciation as provided by the American Taxpayer Relief Act of 2012, which requires that assets be placed in service in 2014. While Mississippi Power currently expects to place the combined cycle and the associated common facilities portion of the Kemper IGCC in service in the summer of 2014, extension of the in-service date for the remainder of the Kemper IGCC beyond 2014 results in the loss of accelerated tax benefits related to bonus depreciation under current law. The deferred tax liability associated with these accelerated tax benefits lowered the annual revenue requirements in the Seven-Year Rate Plan.
The planned revision to the Seven-Year Rate Plan filing is expected to include updates relating to, among other things, maintenance capital, operations and maintenance expenses, byproduct revenues, and alternative tax depreciation methods including, but not limited to, the potential legislative extension of bonus depreciation for assets placed in service after 2014. Such revisions are expected to provide for full recovery of Kemper IGCC revenue requirements during the period covered by the Seven-Year Rate Plan.
* * *

In connection with the above response to the Commission’s comments, Southern Company hereby acknowledges that:

•	Southern Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Southern Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 14, 2014

We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.
Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-6766 or to Melissa Caen at (404) 506-0684.

Very truly yours,

/s/Ann P. Daiss

Ann P. Daiss